Exhibit 2.3

EXHIBIT “E”

Attached to and made part of that certain
Purchase and Sale Agreement by and among
Shale Hunter, LLC, Magnum Hunter Resources Corporation,
Magnum Hunter Production, Inc., and
Energy Hunter Partners 2012-A Drilling & Production Fund, Ltd., as “Seller”, and
[____________], as “Buyer”

TRANSITION SERVICES AGREEMENT

THIS TRANSITION SERVICES AGREEMENT (this “Agreement”), dated [________][•], 201[_], between Shale Hunter, LLC, a Delaware limited liability company (“Operator”), and [____________], a [_____________] (“Buyer”).  Buyer and Operator are sometimes referred to below individually as a “Party” or collectively as the “Parties”.

W I T N E S S E T H:

WHEREAS, pursuant to that certain Purchase and Sale Agreement dated as of [________] [•], 201[_], by and between Shale Hunter, LLC, Magnum Hunter Resources Corporation, Magnum Hunter Production, Inc., and Energy Hunter Partners 2012-A Drilling & Production Fund, Ltd. (collectively, “Seller”), as “Seller”, and [___________], as “Buyer” (as the same may be amended pursuant to the terms thereof, the “Purchase Agreement”), Buyer has agreed to purchase from Seller, and Seller has agreed to sell to Buyer, all of the Assets (capitalized terms used in this Agreement that are not otherwise defined herein shall have the respective meanings ascribed to them in the Purchase Agreement).

WHEREAS, in order to facilitate an orderly transfer of the Assets from Seller to Buyer, Buyer has requested that Operator provide Buyer certain services with respect to the Assets (which services are described in Exhibit A), and Operator has agreed to provide such services to Buyer, for a period of time after Closing pursuant to the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises, the covenants set forth herein and the benefits to be derived herefrom, the Parties hereby agree as follows:

1.             Services.  Pursuant to the terms hereof, Operator agrees to provide for the benefit of Buyer each of the services described in Exhibit A (each service, a “Service”, and, collectively, the “Services”).  Each Service shall be provided in accordance with Law, in all material respects, and for a period of time commencing on the date of this Agreement and terminating on the Service Termination Date for such Service.  Except with respect to the Consulting Services set forth in Exhibit A, (a) the Services shall be substantially similar in nature, quantity and quality to the Services previously performed by Operator with respect to the Assets during the time period before the Closing Date, and (b) Operator shall not be obligated to provide any Services that Operator did not perform with respect to the Assets for its account immediately prior to the Closing Date.  In the event of a dispute over the nature, quantity or quality of the Services, the prior practice of Operator with respect to the Services previously performed by Operator with respect to the Assets shall be conclusive as to the nature, quantity and quality of the Services required under this Agreement.  Without limiting the generality of the foregoing, Buyer acknowledges and agrees that Operator shall not be required to provide or prepare any report, information, statement or other accounting function in connection with performing any of the Accounting Services in accordance with any standard other than generally accepted accounting principles adopted and recognized in the United States of America.  At Operator’s election, all or any part of the Services may be performed or provided by any Affiliate or Affiliates of Operator or any third-party service provider engaged by Operator, in each case who has historically provided the applicable Service to or on behalf of Operator.  To the extent any Services are performed or provided by an Affiliate of Operator or any such third-party service provider, such Services shall nonetheless be considered as having been performed or provided by Operator hereunder.

Exhibit “E”, Page 1

2.             Service Fees; Reimbursement of Out-of-Pocket Costs and Expenses.

(a)           On the date hereof and on the first day of each calendar month thereafter during the Transition Period, Buyer shall pay to Operator (i) a fixed monthly fee in the amount of Fifty Thousand Dollars (US $50,000), which amount is subject to change pursuant to Section 3(b)(iii) (“Service Fee”) and (ii) an hourly rate for providing certain Accounting Services as more particularly set forth in Exhibit C.  If this Agreement commences on a day other than the first day of a calendar month or terminates on a day other than the last day of a calendar month, then the Service Fee to be paid to Operator for such month shall be prorated.

(b)           Buyer shall reimburse Operator for all reasonable out-of-pocket costs and expenses Operator (or any Affiliate of Operator or third-party service provider) incurs in connection with performing the Services hereunder, including, without limitation, for personnel travel, long-distance telephone, photocopying, delivery charges and similar costs and expenses.

(c)           Operator shall provide Buyer with an invoice for out-of-pocket costs and expenses that Operator and each Affiliate providing a Service hereunder have incurred and are covered by Section 2(b) above (which costs and expenses shall be detailed in the invoice) and Buyer shall pay to Operator the amount provided in such invoice within ten (10) Business Days after its receipt of such invoice.

(d)           Taxes assessed or levied on the goods or services provided under this Agreement, including any value-added tax, goods and services tax, sales or use tax, well service tax or similar taxes, whether collected by a supplier of such goods or services to Operator or paid directly by Operator to a taxing authority or based on Operator’s charges to Buyer or otherwise, shall be for the account of and paid by Buyer either directly to the taxing authority or paid to Operator as a reimbursement of any such taxes paid by Operator.  If any goods or services provided under this Agreement are taxable, Operator’s billings shall segregate the taxable and nontaxable fees.  In addition to the foregoing, Buyer shall pay and be responsible for all property and ad valorem taxes and all production, severance, excise, gathering or similar taxes with respect to the Interests and the Wells.  Without limiting the generality of the immediately preceding sentence, to the extent Operator pays any of such taxes, Buyer shall promptly reimburse Operator for the same.

Exhibit “E”, Page 2

3.             Periodic review of Services and Service Fee. Within seven (7) days prior to the expiry of each successive six-month period occurring during the Transition Period and beginning on the commencement of this Agreement (each a “Service Period”), Buyer will notify Operator as to whether or not it requires each relevant category of Services provided during the then-current Service Period to be provided in the subsequent Service Period and to the extent that:

(a)           there is no change to the Services required during that subsequent Service Period, the Service Fee in relation to it will remain the same;

(b)           Buyer notifies Operator that it no longer requires a certain category of Services (“Redundant Services”) to be provided with respect to that subsequent Service Period:

(i)           Operator will have no right or be under any obligation to provide the Redundant Services past the end of the then-current Service Period;

(ii)          the last day of such then-current Service Period will be the Service Termination Date for the Redundant Services;

(iii)         the Parties will in good faith meet to negotiate whether the amount of the Service Fee should be revised (and, if the Parties agree that the amount of the Service Fee should be revised, the Service Fee shall be changed to such revised amount); and

(c)           Buyer notifies Operator that all of the Services are to become Redundant Services, this Agreement will terminate as at the expiry of such then-current Service Period.

4.             Information Necessary to Perform the Services.  Any information and assistance reasonably necessary for Operator to perform or cause to be performed a Service shall be promptly provided by Buyer.

5.             Hardware Equipment.  Other than to the extent specifically contemplated in subparagraph 2(h) of Exhibit A, nothing herein shall be construed as requiring Operator to acquire any additional equipment beyond its current inventory.

6.             Disclaimer of Warranties, Indemnification and Liability Limitations.

(a)           Notwithstanding anything contained herein to the contrary, Operator makes no, and disclaims all, representations and warranties, express or implied, with respect to the performance of the Services, including, without limitation, any representation or warranty of merchantability or fitness for a particular purpose, all of which are hereby expressly excluded and disclaimed.  No member of the Seller Group shall be liable to any member of the Buyer Group, whether in contract, tort (including negligence and strict liability), or otherwise, for any special, indirect, incidental, consequential, exemplary or punitive damages, or damages for lost profits, damage to reputation or loss of goodwill, which in any way arise out of, relate to, or are a consequence of, its performance or nonperformance hereunder.

Exhibit “E”, Page 3

(b)           Buyer hereby agrees to indemnify, defend and hold harmless the Seller Group from and against any and all Claims incurred by or asserted against any member of the Seller Group that arise out of, result from or relate to any act or omission performed or omitted in connection with the Services or under or on account of this Agreement, INCLUDING ANY CLAIM ARISING OUT OF, RESULTING FROM OR RELATING TO, SOLELY OR IN PART, THE SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR VIOLATION OF LAW OF OR BY OPERATOR, ANY THIRD-PARTY SERVICE PROVIDER PROVIDING SERVICES HEREUNDER OR ANY OTHER MEMBER OF THE SELLER GROUP; provided, however, that Buyer shall not be obligated to indemnify, defend or hold harmless any member of the Seller Group to the extent any Claim arises out of, results from or relates to the gross negligence or willful misconduct of Operator or any member of the Seller Group providing the Services hereunder.

(c)           Operator hereby agrees to indemnify, defend and hold harmless the Buyer Group from and against any and all Claims incurred by or asserted against any member of the Buyer Group to the extent such Claims arise out of, result from or relate to the gross negligence or willful misconduct of Operator or any member of the Seller Group providing Services under this Agreement.

(d)           The amount of any Claims payable under Section 6(b) by Buyer shall be net of any amounts recovered by Operator under applicable insurance policies or from any other Person alleged to be responsible therefor.  If Operator receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Claims, subsequent to an indemnification payment by Buyer, then Operator shall promptly reimburse Buyer for any payment made or expense incurred by Buyer in connection with providing such indemnification payment up to the amount received by Operator, net of any expenses incurred by Operator in collecting such amount.

7.             Term.  The Services to be provided pursuant to the terms of this Agreement shall commence upon the Closing Date and, unless otherwise agreed in writing by the Parties, shall terminate on the first (1st) anniversary thereof; provided, however, that (a) Buyer shall have the right to terminate this Agreement (and the provision of all of the Services under it) either (i) as contemplated in Section 3(c) or (ii) otherwise at any time prior to the expiration of the Transition Period by delivering Operator not less than five (5) days’ prior written notice of its intent to terminate this Agreement, (b) in the event Buyer (i) breaches its obligation to pay Operator any sum of money due to Operator hereunder and fails to cure such breach within fourteen (14) days after receiving written notice therefor from Operator or (ii) materially breaches any other obligation under this Agreement, Operator shall have the right to terminate this Agreement as to all of the Services by delivering Buyer written notice thereof and (c) in the event of a change of control of either Operator or Buyer (other than by way of a solvent reconstruction of Buyer Group), Operator shall have the right to terminate this Agreement as to all of the Services at any time after such event and prior to the expiration of the Transition Period by delivering Buyer five (5) days’ prior written notice of its intent to terminate this Agreement (the date on which this Agreement terminates pursuant to this Section 7 with respect to all the Services being the “TSA Termination Date”; and the period of time from the Closing Date until the TSA Termination Date being the “Transition Period”).  If (i) Operator terminates this Agreement pursuant to Section 7(b), (ii) Buyer terminates all of the Services pursuant to Section 7(a) or (iii) either Party terminates this Agreement pursuant to Section 7(c), Operator shall promptly refund to Buyer the prorated portion, if any, of the Service Fee Buyer paid pursuant to Section 2(a) for the remainder, if any, of the calendar month in which such termination occurs and any amounts standing to Buyer’s credit in the Bank Account (other than where such amounts have been allocated to pay invoices for goods and services acquired up to the TSA Termination Date); provided, however, Operator shall not be obligated to refund, but shall be entitled to retain and withdraw from the Bank Account upon such termination, all outstanding amounts at such termination that Buyer has failed to timely pay to Operator pursuant to Section 2(c) or 2(d).  For purposes of this Section 7, the term “change in control” shall mean, with respect to a Party (or its ultimate parent), each occurrence of either (i) the acquisition, directly or indirectly, by any Person or group of beneficial ownership of more than 50% of the aggregate outstanding voting power of the limited liability company or other equity interests in such Party (or its ultimate parent); or (ii) (A) such Party (or its ultimate parent) consolidates with or merges into another entity or conveys, transfers or leases all or substantially all of its property and assets to any Person, or (B) any entity consolidates with or merges into such Party (or its ultimate parent), which in either event (A) or (B) is pursuant to a transaction in which the outstanding limited liability company or other equity interests in such Party (or its ultimate parent) is reclassified or changed into or exchanged for cash, securities or other property.

Exhibit “E”, Page 4

8.             Cash Management.

(a)           Buyer acknowledges and agrees that the Services involve making payments, purchases, disbursements and other expenditures and that Buyer will be solely liable for making or failing to make the same.  Without limiting the generality of the foregoing, (i) Buyer shall, at its option, either (A) promptly transfer funds to the Bank Account to cover any payments, purchases, disbursements or other expenditures to be made in connection with performing the Services or (B) choose to make the same directly from its own funds and (ii) Operator shall not be required to make any payment, purchase, disbursement or other expenditure on Buyer’s behalf if the balance of funds held in the Bank Account are insufficient to make such payment.  Except in cases Operator reasonably believes constitute an emergency and except to the extent (i) contemplated under subparagraph 2 of Exhibit A or (ii) required under the terms of a contract entered into in accordance with Section 12(f) and subparagraphs 2(i) and (j) of Exhibit A, Operator will not make any payment, purchase, disbursement or other expenditure on Buyer’s behalf having a value in excess of $10,000 without first providing reasonable details of the same to Buyer and obtaining Buyer’s approval in writing.

(b)           As soon as practicable after the commencement of the Transition Period, Operator shall establish and thereafter maintain a bank account in the name of Buyer (the “Bank Account”), for the purposes of accumulating receipts and disbursing payments contemplated pursuant to this Agreement.  Operator shall not cause any funds to be transferred to any Affiliate of Operator except for (a) receipts attributable to the Assets for periods prior to the Effective Time, (b) receipts attributable to Retained Assets and (c) the amount of any and all direct costs or expenses (including capital expenditures) attributable to the ownership, exploration, maintenance, development, production and operation of the Assets which Seller or any of its Affiliates paid after Closing.  Operator shall not cause any funds of the Bank Account to be disbursed except as provided in this Agreement.  In no event shall funds of the Bank Account or otherwise related to the Assets from and after the date hereof be commingled with any other funds or accounts of Operator or any Affiliate of Operator and Operator shall promptly notify Buyer if funds in the Bank Account are not sufficient to cover pending disbursements.

Exhibit “E”, Page 5

9.             Consultation with Buyer.  From time to time during the Transition Period, Operator shall consult with Buyer with respect to the Services being provided herein and shall act in accordance with reasonable instructions, if any, provided by the designees of Buyer (designated by Buyer to Operator in writing) in connection with the Services and Operator shall be entitled to rely upon any written or oral instructions received from such designees unless Operator knows such instructions are not within the terms of their designated authority.

10.           Access.

(a)           Subject to the terms and conditions of this Section 10, for so long as Operator or its affiliates have the right to occupy its existing space at its current offices at 777 Post Oak Boulevard, Suite 650, Houston, Texas  77056 (the “Operator Location”) during the Transition Period, Buyer, at its sole cost and expense, shall have the right to designate one (1) individual who will have reasonable access to, and use of, a work space designated by Operator from time to time at the Operator Location for the sole purposes of (i) evaluating the operation and development of the Assets and any additional oil and gas interests Buyer acquires within the Eagle Ford Shale area with Operator’s assistance pursuant to subparagraph 6(f) of Exhibit A; (ii) receiving training that is reasonable in scope from Operator’s personnel at such reasonable times in connection with the operation and maintenance of the Assets and related matters; and (iii) liaising with Operator’s personnel responsible for performing the Services as to the conduct of such Services; and (iv) liaising with Operator’s personnel responsible for performing the Drilling and Operations Services and Consulting Services in connection with the identification, investigation, assessment and acquisition of prospective acreage within the Eagle Ford Shale area, including the drilling, completion and stimulation of additional oil and gas wells within the Leases.

(b)           Buyer shall promptly notify Operator in writing of the name and position, along with any appropriate curricula vitae, of the individual that Buyer proposes to locate at the Operator Location.  Operator shall provide such individual, within [ten (10)] days following Operator’s receipt of such notice regarding such individual, reasonable access to, and use of, (i) a work space and equipment at the Operator Location to allow such individual to actively participate in the evaluation and development of the Assets.

(c)           Such individual shall (i) remain an employee of Buyer or the Affiliate of Buyer, as applicable, (ii) be subject to and comply with all aapplicable Laws and other practices established by any applicable Governmental Authority or by Operator from time to time for its employees, (iii) not interfere unduly with the business operations of Operator and (iv) not hold himself or herself as an officer, director, manager, agent or employee of Operator.  Operator shall, upon execution of this Agreement, provide a copy of its applicable rules, regulations and policies to Buyer and shall promptly provide a copy of any revisions to such rules, regulations and policies.

Exhibit “E”, Page 6

11.           Insurance.  Buyer shall carry or provide insurance as outlined in Exhibit B.

12.           General Provisions.

(a)           This Agreement shall inure to the benefit and shall be binding upon the Parties, their respective successors and assigns; provided, however, that, without limiting the right of Operator to delegate all or a portion of the Services pursuant to Section 1, this Agreement and all rights and obligations hereunder cannot be assigned by either Party without the prior written consent of the other Party, which consent will not unreasonably be withheld.

(b)           This Agreement constitutes the entire agreement and understanding between the Parties and supersedes all prior agreements, whether written or oral, with respect to the subject matter hereof.  This Agreement may be amended or modified only by written instrument executed by Buyer and Operator.

(c)           The provisions of this Agreement shall be governed by and construed in accordance with the laws of the State of Texas without reference to the conflict of law principles thereof.

(d)           Any provision in this Agreement that might otherwise be invalid or unenforceable because of the contravention of any applicable Law shall be deemed to be amended to the extent necessary to remove the cause of such invalidation or unenforceability, and such provision, as amended, shall remain in full force and effect.

(e)           Unless otherwise expressly provided in this Agreement, all notices required or permitted hereunder shall be in writing and deemed sufficiently given for all purposes hereof if (i) delivered in person, by courier or by registered or certified United States Mail to the Person to be notified, with receipt obtained, or (ii) sent by facsimile, with “answer back” or other “advice of receipt” obtained, in each case to the appropriate address or number as set forth below.  Each notice shall be deemed effective on receipt by the addressee as aforesaid; provided that, notice received by facsimile after 5:00 p.m. at the location of the addressee of such notice shall be deemed received on the first Business Day following the date of such electronic receipt.  Notices to Operator shall be addressed as follows:

Shale Hunter, LLC
c/o Magnum Hunter Resources Corporation
777 Post Oak Boulevard, Suite 650
Houston, Texas 77056
Attention:  Paul Johnston – General Counsel
Facsimile:  (832) 369-6992

With a copy to:

Magnum Hunter Resources Corporation
777 Post Oak Boulevard, Suite 650
Houston, Texas 77056
Attention:  Joseph Daches – Chief Financial Officer
Facsimile:  [(___) ___-____]

Exhibit “E”, Page 7

Magnum Hunter Resources Corporation
777 Post Oak Boulevard, Suite 650
Houston, Texas 77056
Attention:  H.C. “Kip” Ferguson III – Executive Vice President of Exploration
Facsimile:  (832) 369-6992

Magnum Hunter Resources Corporation
777 Post Oak Boulevard, Suite 650
Houston, Texas 77056
Attention:  Ginny Kadlick
Facsimile:  (832) 369-6992

or at such other address or to such other facsimile number and to the attention of such other Person as Operator may designate by written notice to Buyer.  Notices to Buyer shall be addressed to:

[___________________]
[___________________]
[___________________]
[___________________]
Attention: [___________]
Facsimile:  [___________]

or at such other address or to such other facsimile number and to the attention of such other Person as Buyer may designate by written notice to Operator.

(f)           Operator and Buyer shall each act solely as independent contractors, and nothing herein shall at any time be construed to create the relationship of employer and employee, partnership, principal and agent, broker or finder, or joint venturers as between Operator and Buyer.  Except as expressly provided herein, neither Party shall have any right or authority, and, except to the extent contemplated in subparagraphs 2(i) and (j) of Exhibit A, shall not attempt to enter into any contract, commitment or agreement or incur any debt or liability of any nature, in the name of or on behalf of the other.  The Parties agree that the employees who perform Services under Section 1 of this Agreement are employees of Operator or the Person providing the Service, as the case may be.

(g)           Except as expressly provided herein, nothing in this Agreement shall entitle any person other than the Parties or their respective successors and assigns permitted hereby to any claim, cause of action, remedy or right of any kind.

(h)           This Agreement may be executed in any number of counterparts, and each such signed counterpart shall constitute an original of this Agreement.

[SIGNATURE PAGE FOLLOWS]

Exhibit “E”, Page 8

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above, to become effective, however, only if, and as of the date on which, the Closing occurs.

Operator:

SHALE HUNTER, LLC

By:
Name:
Title:

Buyer:

[_______________________________________________]

By:
Name:
Title:

Signature Page to Transition Services Agreement

EXHIBIT A

Attached to and made part of that certain Transition Services Agreement dated [________] [•], 201_, by and between
Shale Hunter, LLC and
[_________________________]

SERVICES

1.             Marketing Services – Until the Service Termination Date for the Marketing Services, Operator shall provide marketing, gas control, gas scheduling, and contract administration services as reasonably requested by Buyer necessary to sell the oil, gas, and other production from the Interests, Wells and any other wells drilled on the Interests during the Transition Period (collectively the “Marketing Services”).  During the period in which Operator is providing such Marketing Services, Operator shall provide Buyer with monthly summaries of the quantities of oil and gas scheduled and sold for such periods and plant statements (and corresponding gas wells) associated with gas production from the Interests, Wells and any other wells drilled on the Interests during the Transition Period.  Buyer shall assume all Marketing Services beginning with the first full production month after the month in which the Service Termination Date for the Marketing Services occurs.  All gas nominations required for the production month for which Buyer assumes Marketing Services shall be made by Buyer.  Until the Service Termination Date for the Marketing Services, Operator may sell oil, gas, and other production from the Interests, Wells and any other wells drilled on the Interests during the Transition Period, to any Affiliate of Operator without liability to Buyer relating to or arising out of Affiliate sales, provided that the price shall be based on the price that could then be obtained by Operator or its Affiliate from a third party in an arms-length transaction in relation to similar product.

2.             Drilling and Operations Services – Until the Service Termination Date for the Drilling and Operations Services, with respect to Interests and Wells that Operator operated as of the Closing Date and any other wells that are operated by Buyer and drilled on the Interests during the Transition Period, Operator shall continue full management of well planning, drilling, completion and well stimulation activities and physical operation of the Wells (including such other wells), gathering systems, pipelines, pipeline laterals, and other facilities comprising the Assets and retain all responsibility for regulatory reporting for such Assets for all production periods prior to such Service Termination Date (collectively the “Drilling and Operations Services”).

Until the Service Termination Date for the Drilling and Operations Services, Operator shall assist Buyer, as reasonably directed by Buyer’s personnel, in the Drilling and Operations Services for the Interests, Wells and any other wells drilled on the Interests during the Transition Period (operated and non-operated, as applicable) as follows:

(a)           Conducting, managing or supervising (as appropriate) the planning, drilling, geosteering and construction of all oil and gas wells;

Exhibit “A”
to Transition Services Agreement

(b)           Conducting, managing or supervising (as appropriate) the completion, fracture stimulation and flowback/clean-up operations of all oil and gas wells;

(c)           Operating and maintaining all oil and gas wells and associated personal property;

(d)           Operating automated field systems, communications systems, and related computer software and equipment, as permitted by third-party owners of such systems, software and equipment;

(e)           Complying in all material respects with all state and federal regulatory filing requirements and providing Buyer with notice of any incident reports;

(f)            Maintaining well files and records and providing the necessary clerical and administrative assistance associated therewith;

(g)           Maintaining production, drilling, work-over and well status reports and records;

(h)           Purchasing supplies, materials, tools and equipment associated with drilling, completing, stimulation and ownership and operation of the Interests, Wells and any other wells drilled on the Interests during the Transition Period; provided that (except in cases Operator reasonably believes constitute an emergency) without Buyer’s prior written consent, Operator shall not purchase any of the above, if such purchase would result in a charge or cost to Buyer over one hundred thousand dollars (US $100,000) for a single item, and further provided that Buyer’s consent shall be considered granted unless Buyer notifies Operator to the contrary within ten (10) days after receipt of Operator’s request (which request shall provide reasonable details of the relevant items proposed to be acquired and reasons for their acquisition) or such shorter time as is reasonably specified in Operator’s request;

(i)            Contracting for Services associated with drilling, completing, stimulation and ownership and operation of the Assets (including any other wells that are operated by Buyer and drilled on the Interests during the Transition Period); provided that (except in cases Operator reasonably believes constitute an emergency) without Buyer’s prior written consent, Operator shall not enter into a contract which shall have a term in excess of 30 days or that would result in a charge or cost to Buyer over one hundred thousand dollars (US $100,000) for a single item, and further provided that the Buyer’s consent shall be considered granted unless Buyer notifies Operator to the contrary within ten (10) days after receipt of Operator’s request (which request shall provide reasonable details of the relevant Services proposed to be provided and reasons for their provision) or such shorter time as is reasonably specified in Operator’s request; and

(j)            Executing, amending or extending contracts associated with drilling, completing, stimulation and ownership and operation of the Assets (including any other wells that are operated by Buyer and drilled on the Interests during the Transition Period); provided that (except in cases Operator reasonably believes constitute an emergency) without Buyer’s prior written consent, Operator shall not enter into any single contractual arrangement, amendment or extension that would have a term in excess of 30 days or which would result in an additional charge or cost to Buyer in excess of one hundred thousand dollars (US $100,000) for any single item, and further provided that Buyer’s consent shall be considered granted unless Buyer notifies Operator to the contrary within ten (10) days after receipt of Operator’s request (which request shall provide reasonable details of the circumstances and reasons behind the contractual arrangement proposed to be entered into, amended or extended, as the case may be) or such shorter time as is reasonably specified in Operator’s request.

Exhibit A to Transition Services Agreement

3.             Land Administration Services – Until the Service Termination Date for the Land Administration Services, Operator shall provide for the benefit of Buyer, under the reasonable direction of Buyer, all lease, division order and other land administration services (collectively, “Land Administration Services”) as follows:

(a)           Administering and maintaining all leases and agreements relating to the Interests;

(b)           Maintaining and updating all lease, ownership, contract and property records and databases relating to the Interests;

(c)           Maintaining and updating all royalty payment and division order reports and databases;

(d)           Generating, verifying, processing, approving and signing (provided that Buyer has granted Operator a special power of attorney authorizing Operator to sign on Buyer’s behalf) all internal and external division orders and transfer orders required in the normal course of business;

(e)           Identifying, paying and appropriately invoicing all rentals, rights-of-way, shut-in payments and other payments required by the leases or other agreements relating to the Assets;

(f)            Maintaining all land, contract, division of interest, lease files, and other files relating to the subject land administration functions as well as maintaining any imaging and indexing of such records in the ordinary course of business; and

(g)           Performing such other reasonable and customary land administration services as Operator deems necessary to administer or maintain the leases or agreements relating to the Assets.

4.             Accounting Services – Until the Service Termination Date for the Accounting Services, Operator shall provide for the benefit of Buyer, at the reasonable direction of Buyer, financial, revenue, and expense accounting services relating to the Assets (collectively, “Accounting Services”) as follows:

(a)           Operator shall perform all revenue accounting functions relating to the Assets including the disbursement of revenue proceeds to all working interest, third party, royalty and overriding royalty owners as well as all rental, severance or production taxes and right of way payments and any and all leasehold, minimum or advance payments due in the normal course of business;

Exhibit A to Transition Services Agreement

(b)           Operator shall comply in all material respects with all state and federal regulatory reporting and filing requirements, including any reports required by the regulatory agencies;

(c)           Operator shall perform all expenditure accounting functions relating to the Assets including the payment of all invoices and subsequent billing of same to all working interest owners;

(d)           Within Operator’s standard closing period, Operator shall provide Buyer with estimates of production volumes, revenue, direct operating expenses, production taxes and capital expenditures attributable to the Assets for the proceeding calendar month and any other such information relating to the Assets that the Buyer would need to prepare accrual basis financial statements in accordance with generally accepted accounting principles;

(e)           Operator shall remain responsible for the collection of any uncollected joint interest billings relating to lease operating expenses, capital costs, and overheads that Operator had previously billed until the Service Termination Date for the Accounting Services.  Operator will provide Buyer with necessary supporting documentation to pursue collection;

(f)           Operator shall prepare monthly gas and oil balancing and payout statements for operated properties;

(g)           Operator shall provide property revenues, expenses and taxes to Buyer from Operator’s lease operating statements on a monthly basis. If available, this information will be provided to Buyer electronically; and

(h)           Buyer shall cooperate with Operator by disclosing to Operator Buyer’s receipt of monies and payment of invoices prior to the Service Termination Date for the Accounting Services.

5.             Transition Services – Until the Service Termination Date for the Transition Services, Operator shall provide certain services (as detailed below) for the benefit of Buyer relating to the Assets sufficient to enable Buyer to set up its operations and assume the Drilling and Operations Services, Marketing Services, Accounting Services and Land Administration Services relating to the Assets.  Operator and Buyer shall cooperate with each other, and shall cause their officers, employees, agents, auditors and representatives to cooperate with each other, after Closing, to help in the orderly transition of ownership of the Assets and to help minimize any disruption to the respective businesses of Operator and Buyer that may result from the transactions contemplated hereby.  These services (collectively, the “Transition Services”) are as follows:

(a)           Providing where applicable a reasonable level of training to a reasonable number of Buyer’s employees on the current use and application of software, information systems or other computer systems or databases to the extent that software, information systems or other computer systems or databases were transferred from Seller to Buyer pursuant to the Purchase Agreement or are otherwise provided by Buyer to Operator; or providing a reasonable level of orientation to a reasonable number of Buyer’s employees on the interpretation of data provided as Records in the Purchase Agreement;

Exhibit A to Transition Services Agreement

(b)           If and as requested by Buyer, assisting Buyer in modifying, at Buyer’s sole expense (with the principles of compensation agreed by the Parties prior to commencement of Operator’s activities under this subparagraph 5(b)), automated field equipment situated on or used solely in connection with the Assets so that Buyer may operate in a manner substantially consistent with current operations, the automated portion of the Assets independently of Operator.  Operator shall also allow Buyer reasonable access to the automation equipment, if any, located in its field offices and agrees, at Buyer’s expense, to use all reasonable efforts to keep such equipment in working condition during the transition period in which Operator is performing the Transition Services hereunder;

(c)           Providing such reasonable and timely assistance and information to Buyer’s personnel to allow Buyer to extract and set up its own well ownership, lease administration and division of interest databases sufficient to assume the Land Administration Services as soon as practicable;

(d)           Providing any system support services necessary to extract electronic data of accounting, lease, division of interest and production information where currently available from Operator’s operational systems in Operator’s current format or other reasonable format as requested by Buyer;

(e)           Providing sufficient information and documentation to allow Buyer to identify all known parties for which Operator is currently holding funds in suspense for the period from Closing Date to Service Termination Date for the Transition Services, together with the sales volume history attributable to such funds and such other information as reasonably necessary to allow Buyer to assume payment obligations and/or discharge its legal requirements to timely escheat such funds to any applicable governmental agencies for such funds;

(f)            Providing sufficient electronic data to provide for the allocation of facility and/or field costs; and

(g)           Such other transition services as Buyer may reasonably require that are (i) not unreasonably burdensome for Operator to provide and (ii) reasonably necessary for Buyer to assume the Drilling and Operations Services, Marketing Services, Accounting Services and Land Administration Services relating to the Assets, as at the Service Termination Date for such Services.

Operator’s activities under this subparagraph 5 shall terminate without liability to Buyer at the Service Termination Date for the Transition Services, even if, and regardless of whether or not, the activities set forth in this subparagraph 5, including modifications of the automation equipment on the Assets, have been completed.

6.             Consulting Services – Until the Service Termination Date for the Consulting Services, Operator shall provide consulting services for the benefit of Buyer relating to the Assets (collectively, “Consulting Services”) as follows:

(a)           Advising Buyer on the planning, budgeting and forecasting of the operation and development of the Assets;

Exhibit A to Transition Services Agreement

(b)           Working with Buyer to assess and analyze well proposals with respect to the Assets;

(c)           Assisting Buyer with the preparation of annual work programs and budgets, including preparing reports on the Assets and arranging for at least one meeting per year to discuss the annual work program and budget;

(d)           Providing Buyer reports on the drilling activities, production, HSE and other operational aspects of the Assets as Buyer may reasonably request from time to time;

(e)           Providing training that is reasonable in scope at such reasonable times to a reasonable number of Buyer’s personnel in connection with the operation and maintenance of the Assets and related matters;

(f)           Providing advice and assistance to, and otherwise working with, Buyer in connection with the identification, investigation, assessment, and acquisition of new shale oil and gas opportunities and interests within the Eagle Ford; and

(g)           Performing such other activities as Buyer may reasonably request that Operator approves.

Exhibit A to Transition Services Agreement